VOZROZHDENIE BANK

File № 82-4257

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990, Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru / www.vbank.ru

03.04.09
1168/5714

09045928

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material facts.

Sincerely,

Alexander V. Dolgopolov
Deputy Chairman of the Board

4/22

Events resulted in one-time increase of assets for more than 10%

Statement of material fact

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Event (events) resulted in one-time increase of assets of the issuer for more than 10% :
Main factors caused the increase of assets value in 2008 were: the increase of balances on correspondent account with the Central Bank of the Russian Federation and on correspondent accounts with other banks, the increase of corporate and retail loan portfolio, purchase of Bank of Russia bonds and other fixed income instruments.
2.2. Date of the event (events) that resulted in assets growth for more than 10% (date of 2008 financial report compilation): 30.03.2009.
2.3. Assets for the reporting period preceding the current reporting period when the relevant fact has happened:
Assets by the end 2007 (31.12.2007) amounted to RUB 175 660 330 thousand
2.4. Assets for the reporting period when the relevant fact has happened:
Assets by the end of 2008 (31.12.2008) amounted to RUB 228 598 297 thousand
2.5. Absolute and relative change of assets:
As of 01.01.2009 assets grew by RUB 52 937 967 thousand (13.85%) compared to 01.01.2008

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Alexander Dolgopolov
3.2. March 31, 2009	Stamp	
3.3. Chief Accountant of Bank Vozrozhdenie	(signature)	Alla Novikova
3.4. March 31, 2009		

Change of profit under RAS for more than 10%

April 1, 2009

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Event (events) resulted in one-time increase of net profit of the issuer by more than 10%.
The main factors that resulted in the net income increase in 2008 comparing to 2007 were: the increase of net interest income from all types of loans, the increase of net fees & commissions and the increase of gains from operations with foreign currencies.
2.2. Date of the event (events) that resulted in one-time increase of the issuer's net profit by more than 10%: 30.03.2009
2.3. The amount of net profit for the reporting period preceding the reporting period when the relevant fact has happened:
Net profit in 2007 amounted to 840.9 mln. rubles. (according to №302-П, "Regulation on the procedure of accounting in credit organizations located in the Russian Federation" effective from 01.01.2008).
2.4. The amount of net profit for the reporting period when the relevant fact has happened:
Net profit for 2008 amounted to 2,937.2 mln. rubles.
2.5. Absolute and percentage change of net profit:
Net profit increased by 2,096.2 mln. rubles or 249.3%

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Alexander Dolgopolov
3.2. April 01, 2009	Stamp	
3.3. Chief Accountant of Bank Vozrozhdenie	(signature)	Alla Novikova
3.4. April 01, 2009		